UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CNET NETWORKS, INC.

(Name of Subject Company (Issuer))

TEN ACQUISITION CORP.

(Offeror)

a wholly-owned subsidiary of

CBS CORPORATION

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

12613R104

(CUSIP Number of Class of Securities)

Louis J. Briskman

Executive Vice President and General Counsel

CBS Corporation

51 West 52nd Street

New York, NY 10019

Telephone: (212) 975-4321

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Howard Chatzinoff, Esq.

Raymond O. Gietz, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue, New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,959,517,488	$77,009

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 152,383,712 shares of common stock, par value $0.0001 per share, of CNET Networks, Inc. outstanding multiplied by the offer price of $11.50 per share, and (ii) 18,009,113 shares of common stock, par value $0.0001 per share, of CNET Networks, Inc., which were subject to issuance pursuant to the exercise of outstanding options multiplied by $11.50. The calculation of the filing fee is based on CNET Networks, Inc.’s representation of its capitalization as of May 13, 2008.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00003930.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsettingfee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date ofits filing.

Amount Previously Paid: None	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) is filed by (i) Ten Acquisition Corp., a Delaware corporation (the “Purchaser”), and a wholly-owned subsidiary of CBS Corporation, a Delaware corporation (“CBS”), and (ii) CBS. This Schedule TO relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (including the associated preferred stock purchase rights, the “Shares”), of CNET Networks, Inc., a Delaware corporation (“CNET”), at a purchase price of $11.50 per Share (the “Offer Price”) net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 23, 2008 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B).

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is CNET Networks, Inc., a Delaware corporation. CNET’s principal executive offices are located at 235 Second Street, San Francisco, California 94105. CNET’s telephone number at such address is (415) 344-2000.

(b) This Schedule TO relates to the outstanding shares of common stock, par value $0.0001 per share, of CNET. CNET has advised CBS that, on May 13, 2008, there were 152,383,712 Shares issued and outstanding and 18,009,113 Shares reserved and available for issuance upon, or otherwise deliverable in connection with, the exercise of outstanding options.

(c) The information set forth in the section in the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

This Schedule TO is filed by CBS and the Purchaser. The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning CBS and the Purchaser” and in Schedule I is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning CBS and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with CNET,” “Purpose of the Offer; Plans for CNET” and “The Merger Agreement; Employment Agreements,” respectively, is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Price Range of Shares; Dividends,” “Certain Effects of the Offer,” “Purpose of the Offer; Plans for CNET,” and “The Merger Agreement; Employment Agreements,” respectively, is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning CBS and the Purchaser,” “Purpose of the Offer; Plans for CNET,” and “The Merger Agreement; Employment Agreements,” respectively, is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning CBS and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with CNET,” “Purpose of the Offer; Plans for CNET” and “The Merger Agreement; Employment Agreements,” respectively, is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for CNET,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(a)(4) The information set forth in the sections of the Offer to Purchase entitled “Certain Effects of the Offer,” “Source and Amount of Funds” and “Certain Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated May 23, 2008.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Joint Press Release issued by CBS and CNET on May 15, 2008, incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by CBS on May 15, 2008.

(a)(5)(B)	Slides Distributed to the Press on May 15, 2008, incorporated herein by reference to Exhibit 99.2 to the Schedule TO-C filed by CBS on May 15, 2008.

(a)(5)(C)	Communication to Employees of CBS Corporation from Leslie Moonves, dated May 15, 2008, incorporated herein by reference to Exhibit 99.3 to the Schedule TO-C filed by CBS on May 15, 2008.

(a)(5)(D)	Form of Summary Advertisement as published on May 23, 2008 in The Wall Street Journal.

(a)(5)(E)	Press Release issued by CBS on May 23, 2008.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of May 15, 2008, by and among CNET, CBS and the Purchaser.

(g)	Not applicable.

(h)	Not applicable.

*	Included in mailing to stockholders.

Item 13.	Information required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

CBS CORPORATION

By:	/S/ LOUIS J. BRISKMAN
Name:	Louis J. Briskman
Title:	Executive Vice President and General Counsel

TEN ACQUISITION CORP.

By:	/S/ LOUIS J. BRISKMAN
Name:	Louis J. Briskman
Title:	Vice President and Secretary

Date: May 23, 2008

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase, dated May 23, 2008.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Joint Press Release issued by CBS and CNET on May 15, 2008, incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by CBS on May 15, 2008.

(a)(5)(B)	Slides Distributed to the Press on May 15, 2008, incorporated herein by reference to Exhibit 99.2 to the Schedule TO-C filed by CBS on May 15, 2008.

(a)(5)(C)	Communication to Employees of CBS Corporation from Leslie Moonves, dated May 15, 2008, incorporated herein by reference to Exhibit 99.3 to the Schedule TO-C filed by CBS on May 15, 2008.

(a)(5)(D)	Form of Summary Advertisement as published on May 23, 2008 in The Wall Street Journal.

(a)(5)(E)	Press Release issued by CBS on May 23, 2008.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of May 15, 2008, by and among CNET, CBS and the Purchaser.

(g)	Not applicable.

(h)	Not applicable.

*	Included in mailing to stockholders.